SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Mobile TeleSystems OJSC

(Name of Issuer)

Common Stock, nominal value 0.1 Russian ruble per share

(Title of Class of Securities)

6074091

(CUSIP Number)

Joint Stock Financial Corporation Sistema

10 Leontievsky Per.

Moscow 103009, Russian Federation

Attention: Evgeni G. Novitsky

Facimile: +7-095- 232-3391

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Anna Goldin, Esq.

Latham & Watkins

Ulitsa Gasheka, 7

Ducat II, Suite 900

Moscow 123056, Russian Federation

Facsimile:  +7-095-785-1235

March 12, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 6074091		Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joint Stock Financial Corporation Sistema

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 692,523,468

	8.	Shared Voting Power 220,467,234

	9.	Sole Dispositive Power 692,523,468

	10.	Shared Dispositive Power 220,467,234

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,801,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 51.9%

14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D
CUSIP No. 6074091		Page 3 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Invest-Svyaz-Holding

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 160,247,802

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 160,247,802

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 160,247,802

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 8.0%

14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D
CUSIP No. 6074091		Page 4 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vladimir P. Evtushenkov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 692,523,468

	8.	Shared Voting Power 220,467,234

	9.	Sole Dispositive Power 692,523,468

	10.	Shared Dispositive Power 220,467,234

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,033,801,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 51.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to shares of common stock, par value 0.1 Russian ruble per share (the “Shares”), of Mobile TeleSystems OJSC, an open joint stock company organized under the laws of the Russian Federation (the “Issuer”), having its principal executive offices at 4 Marksistskaya Street, Moscow 109147, Russian Federation.

Item 2.	Identity and Background

(a)-(c)  This statement is being filed by (1) Joint Stock Financial Corporation Sistema, an open joint stock company organized under the laws of the Russian Federation (“Sistema”), (2) Invest-Svyaz-Holding, a joint stock company organized under the laws of the Russian Federation (“ISH”), and (3) Vladimir P. Evtushenkov (“Mr. Evtushenkov”), a citizen of the Russian Federation.  Sistema, ISH, and Mr. Evtushenkov are referred to herein as the “Reporting Persons.”

Sistema is a diversified non-natural resources based company operating in the following core businesses in the Russian Federation: telecommunications, technology, insurance, finance and securities, real estate, travel services and retail.  Mr. Evtushenkov is the controlling shareholder and the Chairman of the Board of Directors of Sistema.  The address of Sistema's principal business and office is 10 Leontievsky Pereulok, Moscow 103009, Russian Federation, and the business address of Mr. Evtushenkov is 17 Prichestenka Street, Moscow 119034, Russian Federation.

Sistema is the majority shareholder of ISH.  ISH’s principal business is leasing activities.  The address of ISH’s principal business and office is 29 Gagarinsky Pereulok, Building 2, Moscow 119034, Russian Federation.

The directors and executive officers of each of Sistema (other than Mr. Evtushenkov) and ISH are set forth in Exhibit A attached hereto.  Exhibit A sets forth the following information with respect to each such person: (i) name; (ii) business address; and (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d)    During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any person identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the individuals referred to in paragraph (a) above is a citizen of the Russian Federation.

Item 3.	Source and Amount of Funds or Other Consideration

Sistema and ISH acquired the Shares they hold of record prior to the Issuer’s initial public offering for $14.3 million and $0.8 million, respectively.  The source of funds for these Shares was Sistema’s and ISH’s respective working capital.

On March 12, 2003, Sistema entered into a call option agreement (the “Call Option Agreement”) with T-Mobile International AG (“T-Mobile”), a wholly-owned subsidiary of Deutsche Telekom AG, whereby T-Mobile granted Sistema an option to purchase 199,332,614 Shares (the “Option”).  The Call Option Agreement is attached hereto as Exhibit C and incorporated herein by reference.  In connection with the Option, Sistema and T-Mobile entered into a shareholders’ agreement (the “Shareholders’ Agreement”) and an unwind agreement (the “Unwind Agreement”), both of which are dated as of March 12, 2003, attached hereto as Exhibits D and E, respectively, and incorporated herein by reference.

The purchase price payable to T-Mobile upon exercise of the Option will be calculated by reference to the weighted average closing price of the Issuer’s American Depositary Shares, each of which represent 20 Shares, that are traded on the New York Stock Exchange (the “ADSs”).  Sistema is currently contemplating issuing notes to raise the funds necessary to purchase the Shares upon exercise of the Option.

Item 4.	Purpose of Transaction
The purpose of Sistema and ISH purchasing the Shares they hold of record was to acquire an equity interest in the Issuer.

The purpose of entering into the Call Option Agreement and the other related agreements was to increase Sistema’s holding in the Issuer.  Pursuant to the Call Option Agreement, Sistema may exercise the Option within its sole discretion at any time up to and including September 30, 2003.  In addition, Sistema and T-Mobile have agreed not to sell any Shares to, or purchase any Shares from, third parties under certain circumstances and subject to certain conditions.

Pursuant to the Shareholders’ Agreement, T-Mobile has agreed to vote when necessary to ensure (in so far as it is able) that Sistema will have a majority of the members of the board of directors.  Sistema and T-Mobile have agreed, however, that T-Mobile’s approval is required for certain actions, including new issuances of Shares, actions that would dilute T-Mobile’s shareholding in the Issuer, and acquisitions by the Issuer with a value greater than 25% of the balance sheet value of the Issuer’s total assets.  Furthermore, both Sistema and T-Mobile have a right of first refusal with respect to sales of Shares by the other party to third parties, subject to certain exceptions.

Pursuant to the Unwind Agreement, Sistema and T-Mobile have agreed to unwind ISH and transfer the Shares ISH currently holds of record to two newly created Russian closed joint stock companies.  One of these companies will be a wholly-owned subsidiary of Sistema and will receive 81,726,372 of the Shares ISH currently holds of record.  The other company will be a subsidiary of T-Mobile and will receive 78,521,430 of the Shares ISH currently holds of record.

Subject to the conditions mentioned herein, the Reporting Persons may acquire additional Shares and/or sell or hold Shares currently held (or acquired pursuant to the Option).  Any actions Sistema or the other Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a), (b)  As of the close of business on March 12, 2003, Sistema held 692,523,468 Shares directly, which represent 34.8% of the Shares outstanding (the “Outstanding Shares”).  Sistema has sole voting and dispositive power with respect to the Shares it holds of record.

Sistema owns a 51% interest in VAST, a limited partnership formed under the laws of the Russian Federation.  As of the close of business on March 12, 2003, VAST held 60,219,432 Shares directly, which represent approximately 3% of the Outstanding Shares.  VAST has sole voting and dispositive power with respect to the Shares it holds of record.   As a partner in VAST with shared voting and dispositive power with respect to the Shares VAST holds of record, Sistema may be deemed to beneficially own any Shares VAST holds of record, but it expressly disclaims beneficial ownership of 49% of the Shares VAST holds of record.

As of the close of business on March 12, 2003, ISH held 160,247,802 Shares directly, which represent approximately 8% of the Outstanding Shares.  ISH has sole voting and dispositive power with respect to the Shares it holds of record.  As of the close of business on March 12, 2003, Sistema owned 51% of ISH and T-Mobile owned the remaining 49%.  As the majority shareholder of ISH with shared voting and dispositive power with respect to the Shares ISH holds of record, Sistema may be deemed to beneficially own any Shares ISH holds of record.

As of the close of business on March 12, 2003, Sistema held the Option to purchase 199,332,614 Shares, which represent approximately 10% of the Outstanding Shares and include 120,811,184 Shares held by T-Mobile and 78,521,430 Shares held by ISH as of this date.  Upon exercise of the Option, Sistema would have sole voting and dispositive power with respect to the Shares it would hold of record upon such exercise.  Prior to the exercise of the Option and receipt of such Shares, however, Sistema does not have the power to vote or direct the vote of the Shares subject to the Option.

As of the close of business on March 12, 2003, Mr. Evtushenkov did not hold any Shares directly.  As the controlling shareholder of Sistema, Mr. Evtushenkov may be deemed to beneficially own any Shares Sistema holds directly or beneficially.

As of the close of business on March 12, 2003, Mr. Alexei Buyanov held 12,405 Shares directly. Mr. Buyanov has sole voting and dispositive power with respect to the Shares he holds of record.

As of the close of business on March 12, 2003, Mr. Alexander Vronetz held 358,800 Shares directly, an option to purchase 182,265 Shares (which will be exercisable in August 2003) and an option to purchase 310,650 Shares (which will be exercisable in November 2004).  Mr. Vronetz has sole voting and dispositive power with respect to the Shares he holds of record and, upon any exercise of his options, would have sole voting and dispositive power with respect to the Shares he would hold of record upon such exercise.  Prior to the exercise of his options and receipt of such Shares, however, Mr. Vronetz does not have the power to vote or direct the vote of the Shares subject to his options.

As of the close of business on March 12, 2003, Mr. Rainer Hennicke beneficially owned 22,940 ADSs. Mr. Hennicke has sole voting and dispositive power with respect to the ADSs he beneficially owns.

As of the close of business on March 12, 2003, Mr. Alexander Goncharuk held an option to purchase 279,585 Shares (which is exercisable in July 2004).  Upon exercise of his option, Mr. Goncharuk would have sole voting and dispositive power with respect to the Shares he would hold of record upon such exercise.  Prior to the exercise of his option and receipt of such Shares, however, Mr. Goncharuk does not have the power to vote or direct the vote of the Shares subject to his option.

Except as set forth in this Item 5(a)-(b), to the knowledge of the Reporting Persons, none of the persons set forth in Exhibit A held any Shares directly or has the right to vote or dispose of any Shares held by Sistema or ISH as of the close of business on March 12, 2003.

The Reporting Persons may be deemed to be a group in relation to their respective holdings of Shares.  The Reporting Persons do not affirm the existence of a group.  In addition, VAST may be deemed to be a member of such group, however, the Reporting Persons expressly disclaim that it is such a member.  As a result of the Option Agreement and Shareholders’ Agreement, the Reporting Persons may be deemed to be a group with T-Mobile or Deutsche Telekom AG (which owns 100% of T-Mobile and 49% of ISH), however, each Reporting Person expressly disclaims that it is such a member.

Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Shares owned beneficially or of record by any other person named in this Item 5(a)-(b).

(c)  On March 12, 2003, Sistema was granted the Option, as detailed above.  Except as set forth herein, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Exhibit A, has effected any transaction in the Shares during the past 60 days.

(d)  Except as set forth in this Statement, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Copies of the Call Option Agreement, the Shareholders’ Agreement and the Unwind Agreement are attached hereto as Exhibit C, D and E, respectively, and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits
Exhibit A Directors and Officers of Sistema and ISH
Exhibit B Joint Filing Agreement
Exhibit C Call Option Agreement
Exhibit D Shareholders’ Agreement
Exhibit E Unwind Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2003

JOINT STOCK FINANCIAL CORPORATION SISTEMA

By:	/s/ Evgeni G. Novitsky
Name:	Evgeni G. Novitsky
Its:	President

INVEST-SVYAZ-HOLDING

By:	/s/ Victor N. Ilyn
Name:	Victor N. Ilyn
Its:	General Director

/s/ Vladimir P. Evtushenkov
Vladimir P. Evtushenkov

EXHIBIT INDEX

Exhibit  A               Directors and Officers of Sistema and ISH

Exhibit  B               Joint Filing Agreement

Exhibit  C               Call Option Agreement

Exhibit  D               Shareholders’ Agreement

Exhibit  E                Unwind Agreement